SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 24, 2003

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 24, 2003

* Print the name and title of the signing officer under his signature

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AMARC RESOURCES LTD.

1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

AMARC OPTIONS INDE GOLD PROPERTY TO BUGAMBILIAS, S.A. de C.V.

December 24, 2003, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX-V: AHR), announces that the Company has optioned its Inde Gold Project to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias is an affiliate of Minera Cascabel S.A. de C.V., which introduced the property to the Hunter Dickinson group in 1997 and received a finder's fee. The Inde property is comprised of five contiguous mineral concessions located in Durango State, Mexico. Amarc owns three of the concessions and two are held under an option to purchase agreement with Comercializadora y Arrendadora Parral, S.A. de C.V. ("the Parral Concessions").

Bugambilias can earn up to a 70% interest in the Inde Project by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years of which $100,000 must be spent in the first year; a further $500,000 in the second year and a further $1.6 million in the third year. Bugambilias must also make option payments on the Parral Concessions to keep the property in good standing for the first year. Alternately, Bugambilias could earn its 51% interest by extinguishing all of the option payments, totalling US$4 million, on the Parral Concessions. Bugambilias can exercise the Second Option and earn an additional 19% interest in the Inde Project by making a further US$2 million in expenditures or by having an internationally recognized third party engineering firm complete an industry standard feasibility study on the Project within three years, or by extinguishing a 4% net smelter royalty on the Parral Concessions.

President and CEO Ronald Thiessen said "We are pleased to have completed this agreement with Bugambilias, which will provide funding for ongoing exploration at the Inde Project. It also enables to the Company to re-focus its efforts on assessing new projects for potential acquisition."

For further details on Amarc Resources Ltd., please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc, investors should review the Company's home jurisdiction filings that are available at www.sedar.com.